UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHARLIE’S HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

16077A101
(CUSIP Number)

Brandon Stump
Charlie’s Holdings, Inc.
1007 Brioso Drive
Costa Mesa, CA 92627
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16077A101

1	NAMES OF REPORTING PERSON Brandon Stump
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TOITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,379,218,889 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,379,218,889 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,379,218,889 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Items 4 and 5.

Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Brandon Stump (the “Reporting Person”) hereby files this Schedule 13D.

Item 1.	Security and Issuer:

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Charlie’s Holdings, Inc. (the “Company”). The principal executive offices of the Company are located at 1007 Brioso Drive, Costa Mesa, California 92627.

Item 2.	Identity and Background:

(a) - (c) This Statement is filed by Brandon Stump. Mr. Stump is the Chief Executive Officer of Charlie’s Holdings, Inc. and a member of the Company’s Board of Directors. The business address of the Reporting Person is 1007 Brioso Drive, Costa Mesa, California 92627.

(d) Mr. Stump has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Stump has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Stump is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration:

See Item 4.

Item 4.	Purpose of Transaction:

On April 26, 2019 (the “Closing Date”), Charlie’s Holdings, Inc., formerly known as True Drinks Holdings, Inc., entered into a Securities Exchange Agreement (“Exchange Agreement”), with each of the members, including the Reporting Person (“Members”), of Charlies Chalk Dust, LLC, a Delaware limited liability company (“CCD”), and certain direct investors (“Direct Investors”), pursuant to which the Company acquired all outstanding membership interests of CCD beneficially owned by the Members in exchange for the issuance by the Company of units (“Units”) (the “Share Exchange”). As a result of the Share Exchange, the Reporting Person received Units consisting of a total of 93,792,189 shares of Common Stock and 928,543 shares of the Company’s newly created Series B Convertible Preferred Stock (“Series B Preferred”).

On June 28, 2019, the Company filed amended and restated Articles of Incorporation (the “Amended and Restated Charter”) with the State of Nevada to (i) change the Company’s corporate name to Charlie’s Holdings, Inc. and (ii) increase the number of shares authorized as Common Stock from 7.0 billion to 50.0 billion shares. As a result of the filing of the Amended and Restated Charter and the increase of our authorized common stock to 50.0 billion shares, all  outstanding shares of Series B Preferred automatically converted into shares of Common Stock in accordance with the Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock (the “Automatic Conversion”). Accordingly, following the Automatic Conversion, the Reporting Person’s 928,543 shares of Series B Preferred were automatically converted into a total of 9,285,426,700 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer:

(a) As of July [______], 2019, the Reporting Persons beneficially owned in the aggregate 9,379,218,889 shares of Common Stock, representing 49.6% of the Company’s outstanding Common Stock (calculated in the manner set forth under Rule 13d-3(d)(1)(i) of the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended).

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Securities and any Common Stock resulting from the exercise or conversion thereof.

(c) Except as disclosed in item 4 above, during the past 60 days, the Reporting Person effected no transaction in the Company’s securities.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Not applicable.

Item 7.	Material to Be Filed as Exhibits:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2019
By: /s/ Brandon Stump
Brandon Stump